Certificate of Amendment to
Amended and Restated Certificate of Incorporation of
Freeport-McMoRan Inc.

Freeport-McMoRan Inc. (the Corporation), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.This Certificate of Amendment (the Certificate of Amendment) amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on June 8, 2016 (the Certificate of Incorporation).

2.The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3.That Article EIGHTH paragraph (a) of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

EIGHTH:    (a) A director or officer of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, respectively, except for liability (1) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) of a director under Section 174 of the Delaware General Corporation Law, (4) for any transaction from which the director or officer derived an improper personal benefit, or (5) of an officer in any action by or in the right of the corporation.

4.All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on this 11th day of June, 2024.

Freeport-McMoRan Inc.

By:    /s/ Douglas N. Currault II

Name: Douglas N. Currault II
Title: Senior Vice President and General Counsel (authorized signatory)

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